Guardian Technologies International, Inc.

516 Herndon Parkway

Herndon, Virginia 20170

September 1, 2006

Mr. Stephen G. Krikorian

Branch Chief - Accounting

Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Technologies International, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2005
Forms 8-K Filed March 31 and May 23, 2005
(File No. 000-28238)

Dear Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated January 31, 2006, regarding the above referenced filings (“letter of comment”) of Guardian Technologies International, Inc. (the “Company,” “we, or “our”).    In response thereto, enclosed for filing are the following:

(i)

Form 10-KSB/A2 for the year ended December 31, 2003 (“2003 Form 10-KSB/A2”);

(ii)

Form 10-KSB/A2 for the year ended December 31, 2004 (“2004 Form 10-KSB/A2”);

(iii)

Form 10-Q/A1 for the quarter ended March 31, 2005;

(iv)

Form 10-Q/A2 for the quarter ended June 30, 2005; and

(v)

Form 10-Q/A1 for the quarter ended September 30, 2005.

As set forth in the enclosed filings, the Company is restating its audited consolidated financial statements for the years ended December 31, 2003 and 2004, and unaudited consolidated financial statements for the periods ended March 31, June 30, and September 30, 2004 and 2005, included in the foregoing filings in response to comments raised in the letter of comment, and based upon discussions with the Company’s current and former auditors, and after consultations with the Audit Committee of the Company’s Board of Directors.

 Set forth below please find responses to the comments raised by the staff in the letter of comment dated January 31, 2006. The numbered responses set forth below correspond to the numbered paragraphs in the letter of comment:

1.

Comment complied with.  See revised footnote disclosure under the caption “Issuance of Stock for Noncash Consideration” in Note 3. Significant Accounting Policies to the consolidated financial statements for stock-based compensation on page 75 of the enclosed 2003 Form 10-KSB/A2 and page 69 of the enclosed Form 2004 Form 10-KSB/A2.

2.

The Company  determined that its accounting for the stock-based consulting agreements is analogous to the guidance provided by EITF 96-18, Issue 3, which states:

”The Task Force reached a consensus that when it is appropriate under generally accepted accounting principles for the issuer to recognize any cost of the transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods the equity instruments should be measured at their then-current fair values at each of those interim financial reporting dates. Changes in those fair values between those interim reporting dates should be attributed in accordance with the methods illustrated in Interpretation 28. Example 12 in Exhibit 96-18A illustrates application of this consensus.”

Example 12 in Exhibit 96-18 states, in pertinent part:

“There is no performance commitment date prior to the completion of performance; thus, the appropriate quantity of stock options is measured at its then-current fair value as of the financial reporting dates, if any, at which the cost of the freelancer's work on the component of the advertising campaign in question needs to be recognized.”

The Company believes this is analogous to its stock-based compensation arrangements with non-employees, as there is no performance commitment associated with the counterparty’s ability to exercise its options. In other words, the options vest when the stock options are granted.

However, the Company does note that footnote 5 of EITF 96-18 Issue 1 states:

“5 The Task Force subsequently discussed situations in which counterparty performance may be required over a period of time (for example, three years) but the equity award granted to the party performing the services is fully vested and non-forfeitable on the date the parties enter into the contract. Although Task Force members believe that this type of arrangement would be rare, because, typically, vesting provisions do exist, there was general agreement that a reasonable interpretation of the consensus is that the measurement date for an award that is non-forfeitable and that vests immediately could be the date the parties enter into the contract, even though services have not yet been performed.”

Although the Company’s contracts are non-forfeitable, the above guidance merely states that this “could” be “a reasonable interpretation.” Therefore, it was difficult for the Company to conclude that a change in accounting policy for this matter was considered preferable, as defined by GAAP. In addition, as required by SEC rules and practice (Regulation SB, Item 310(b)(2)(v); Staff Accounting Bulletin Topic 6G2.b; and Accounting Disclosure Rules and Practice Manual Topic 4.II.C), the Company’s past and current independent auditors could not conclude the alternative accounting discussed in footnote five represented a preferable accounting method.

Set forth below is a summary of the arrangements where the Company recorded stock compensation to non-employees, including the name of the consultant, nature of the

services, performance commitment (“P.C.”), vesting period, and service period.   Also, as discussed above, the Company has furnished an analysis of how such accounting complies with GAAP.  With regard to each of the arrangements summarized below, please be advised that:

(a)

All equity instruments were issued at or shortly following the date of execution of the applicable consulting agreement;

(b)

None of the agreements contain performance commitments;

(c)

None of the agreements contain any vesting conditions or requirements, including vesting periods or performance criteria;

(d)

None of the agreements include forfeiture clauses for failure to perform the applicable services; and

(e)

The amount of compensation was fixed and the value determinable at the measurement dates, and amortized over the service period.

Consultant	Nature of Services	P.C.	Vesting Period	Service Period
Max Tobin

To provide consulting services to the Company, including in connection with strategic planning related to the Company’s business, and marketing and market development in the bio-medical industry in North America and Europe for the Company’s products and services.

		None	None	2 yrs.
Redwood Consultants	To provide investor communications and public relations services to Company, and to consult with management concerning such Company activities (5/3/04 – 5/2/05).	None	None	1 yr.
A. B. Goldberg

To assist in the creation of market events that provide genuine competitive advantage and build long-term company value; developing a marketing strategy, establishing a market, and creating a network for the Company’s distinctive products and services; developing and promoting the Company’s interests in markets in which the Company is not completely active, as well as identifying and pursuing opportunities and revenue options on the Internet; and supporting all broad implementation elements of the Company’s marketing and public relations tactics with the closing of sales expected in an accelerated pace.

		None	None	1 yr.

Barry Davis

To assist in the creation of market events that provide genuine competitive advantage and build long-term company value; developing a marketing strategy, establishing a market, and creating a network for the Company’s distinctive products and services; developing and promoting the Company’s interests in markets in which the Company is not completely active, as well as identifying and pursuing opportunities and revenue options on the Internet; and supporting all broad implementation elements of the Company’s marketing and public relations tactics with the closing of sales expected in an accelerated pace.

		None	None	1 yr.
Clifford Neuman	To provide certain legal services to the Company in connection with its transition following the acquisition by the Company of RJL Marketing Services Inc.	None	None	1 yr.
J. Andrew Moorer

To provide consulting services in connection with strategic planning related to the Company’s business; and marketing and market development in the bio-medical industry in North America and Europe for the Company’s products and services; business continuity, finance and accounting.

		None	None	1 yr.
Philip Johnston

To perform financial and business consulting in relation to business development, product marketing and mergers and acquisitions strategies and advise on matters pertaining to strategic alliances and business modeling services.

		None	None	4 mos.
Redwood Consultants	To provide investor communications and public relations services to Company, and to consult with management concerning such Company activities (6/29/05 – 12/28/05).	None	None	6 mos.
Global Capital	To provide investor relations including introductions to institutional investors and hedge funds, as well as, coordination of presentations to financial investment groups.	None	None	6 mos.

MarketVoice

To perform financial consulting and investor relations services in relation to interactions with broker-dealers, shareholders and members of the public and consult with and advise on matters pertaining to Company investor/public relations, business modeling and development and preparation of press releases.

	None	None	6 mos.

3.

Comment complied with. The reference to the “commercial availability” of PinPoint has been deleted.  See Item 1. Description of Business – Products, page 14 of the enclosed 2004 Form 10-KSB/A2.  Please be advised that the Company believes PinPoint has not reached technological feasibility for the following reasons:

(a)

PinPoint was created and developed without a detailed program design.

(b)

An extended alpha version (test version beyond internal testing) working model of PinPoint was completed and delivered to East Lin Group, Tarcusskaya Street, 8A, Moscow, Russian Federation on November 14, 2005, and a live environment test of PinPoint was conducted at Domodedevo Airport in Moscow.

(c)

As of the present time, PinPoint is available for sale to customers; however, no sales are anticipated until we are able to seamlessly integrate with the manufacturers’ scanning equipment.

(d)

Integration represents an identified high-risk development issue that we do not expect to overcome until late fourth quarter 2006 or possibly early 2007.

(e)

No amortization has been expensed with regard to this product since all research and development costs have been expensed through year end.

As indicated in the excerpt from the Q&A for FASB 86 below, an identified “high-risk development issue” precludes capitalization even if technological feasibility is otherwise achieved.

8. Q — If a company has established technological feasibility by meeting the criteria in either paragraph 4(a) or (b) (of FASB 86) and a high-risk development issue subsequently arises, what is the proper accounting for the previously capitalized costs and the costs to resolve the high-risk development issue?

A — According to paragraph 13 of APB Opinion No. 20, Accounting Changes, a change in accounting estimate results from new information or subsequent developments. The discovery of a high-risk development issue after the company's personnel thought technological feasibility was established appears to meet this definition. Any previously capitalized costs for that product, as well as any additional costs incurred to establish technological feasibility, should be charged to expense as R&D until the criteria in paragraph 4 are met.

Accordingly, the Company amended the disclosure under the caption “Research and Development” in Note 3. Significant Accounting Policies to the consolidated financial statements for research and development in the enclosed 2003 and 2004 Forms 10-KSB/A2 page 75 and 70 respectively, to include the following disclosure.  See also amended disclosure under the caption “Critical Accounting Policies” in Item 6 of Management’s Discussion and Analysis or Plan of Operations on page 36 of the enclosed Form 2004 Form 10-KSB/A2.

“Research and development costs incurred in connection with the development of software products that are intended for sale are accounted for in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.”  Costs incurred prior to technological feasibility being established for the product are expensed as incurred.  Technological feasibility is established upon completion of a detail program design or, in the absence, completion of a working model.  Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value, unless a high-risk development issue exists  Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.  Amortization commences when the product is available for general release to customers, and high-risk development issues are addressed.”

4.

Please be advised that:

(a)

All research and development costs were expensed in 2003, 2004 and 2005.

(b)

Management believes that the amounts expensed related to its FlowPoint product of $17,737 for 2004 (year the product was acquired) and $-0- for 2005, and was considered immaterial in relation to the financial statements taken as a whole and, in particular, the Company’s total net losses for the respective periods.

(c)

The remainder of research and development costs pertains to the Company’s PinPoint product. As discussed above, high-risk development issues still exist with respect to the integration of the PinPoint product into the scanning machines of equipment manufacturers.

(d)

All reference to the level of difficulty in assigning costs has been deleted from   Item 6. Management’s Discussion and Analysis or Plan of Operations of the enclosed 2004 Form 10-KSB/A2.  See also amended disclosures under the caption “Critical Accounting Policies” in Item 6. Management’s Discussion and Analysis or Plan of Operations for those respective years.  See page 36 of the enclosed 2004 Form 10-KSB/A2.

5.

Please be advised that, in future filings of the Company’s Forms 10-K and 10-Q, the Company will, if true, include the following disclosure under Item 9A of the Form 10-K and Item 4 of the Form 10-Q or successor items and consistent with the requirements of Rule 13a-15 or Rule 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Chief Executive Officer and Chief Financial Officer of the Company (the “Certifying Officers”) conducted evaluations of the Company’s disclosure controls and procedures.  As defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” mean controls and other procedures of an issuer that are designed to ensure the information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including the Certifying Officers, to allow timely decisions regarding required disclosure.  Based on this evaluation, the Certifying Officers have determined that, as of the end of the period covered by this Report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed by the Company in the Reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

Further, there were no changes in the Company’s internal controls over financial reporting during the period covered by the Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

6.    Please be advised that, on the date of the Company’s acquisition of DEVision,      management believed, and continues to believe, that the DEVision software asset was a commercially viable, technologically feasible software compression technology product and no further development was necessary.  DEVision was originally acquired as a stand-alone product; however, shortly after the acquisition of DEVision, the Company entered into negotiations to acquire Wise Systems Ltd., a UK provider of healthcare products, with the intent of incorporating and integrating DEVision into the software products marketed and sold by Wise Systems, products which later became known as the Company’s FlowPoint products. Following the Company’s acquisition of Wise Systems in July 2004, DEVision was integrated into FlowPoint during the period commencing August 2004 and concluding November 2004.  Management believes that DEVision was correctly capitalized on the date of its acquisition for the following reason.  Under paragraph 7 of SFAS 86, purchased software with an alternative future use should be capitalized when acquired.  The value of the intangible asset was amortized over the period, post-purchase, in 2003 and 2004.

7.

Please be advised that the impaired software we referred to in response to prior comment 14 was DEVision.  DEVision was not being marketed separately for sale to others as of December 2004.  DEVision was integrated into the Company’s FlowPoint product as a separately available module concluding in November 2004. Currently, DEVision is being marketed as a separate module available as part of FlowPoint PACS product. As discussed in the response to comment 6 above, DEVision was capitalized on the date of its acquisition. DEVision was not used internally. Based on the Company’s understanding of the response to Question 13 of the Q&A for FASB 86, the capitalized costs of DEVision should have been added to the capitalized cost of FlowPoint.  However, as required by paragraph 10 of SFAS 86 and, as more fully described in the response to staff comment 15 below, the Company performed an impairment analysis that indicated the net realizable value of DEVision was negligible as of December 31, 2004.

8.

DEVision is a technology for compressing the amount of storage space required for digital images.  That technology has been incorporated into the Company’s FlowPoint product.  As discussed above, the net realizable value attributable to this module was determined to be negligible in December 2004. However, the Company believes that capitalization of the DEVision software was appropriate until this determination was made as of December 31, 2004. Under SFAS 86, purchased software with an alternative future use should be capitalized when the software is acquired and accounted for in accordance with its use. As indicated in Note 2 Restatement of Financial Statements of the consolidated financial statements for 2004 and under the heading “Restatement” in Item 6. Management’s Discussion and Analysis or Plan of Operations, the Company reclassified the amortization and impairment related to its DEVision software to cost of goods sold prior to December 2004.  See pages 26 and 65 of the enclosed 2004 Form 10-KSB/A2.

9.

Please be advised that $197,278 was amortized to Cost of Goods Sold in 2004, which represents the amortization of the Wise Systems intangible asset.  The amortization of the Wise Systems intangible asset continued to be expensed to Cost of Goods Sold in 2005.

10.

Comment complied with.  See response to comment 8 above pages 65 to 66 of the enclosed 2004 Form 10-KSB/A2.

11.

The Company acquired the following software products from Wise Systems:  RadWise (RIS - Radiology Information System) and ImageTank (PACS - Picture Archival & Communication System). The Wise Systems’ PACS system was technologically feasible and, on the date the Company acquired Wise Systems, had been continuously marketed and sold in the UK for 13 years as a stand-alone product (without the DEVision compression technology component) and had been sold to, and was being used by, approximately 34 customers of Wise Systems, most of which continue to use such product.  Subsequently, and as discussed above, the DEVision compression technology was integrated with Wise’s PACS system.. The subsequent development involved a product interface between Image Tank and the Company’s DEVision compression technology.  In effect, the Company’s DEVision compression technology component was added, and still remains, a product option within the Wise Systems PACS System. Management did not believe, and does not currently believe, that any high-risk development issues were present within the meaning of SFAS 86, paragraph 4a (3), with respect to the integration of the two software products. The purpose of the Company’s purchase of the Wise Systems’ products was to make its products commercially available to customers in the U.S.

12.

Comment complied with.  As indicated in Note 2 Restatement of Financial Statements of the consolidated financial statements for 2003 and 2004 and related tables and under the caption “Restatement” in Item 6. Management’s Discussion and Analysis or Plan of Operations in the enclosed 2003 and 2004 Forms 10-KSB/A2, the Company reclassified stock-based compensation to selling general and administrative expenses.  Also, please see disclosures under the caption “Reclassification of Stock-Based Compensation to Selling, General and Administrative,” included in the notes to unaudited consolidated financial statements for the quarters ended March 31, June 30, and September 30, 2005 included in the enclosed amended Forms 10-Q for the periods then ended.  See pages 33 and 73 of the enclosed 2003 Form 10-KSB/A2, pages 31 and 65 of the enclosed 2004 Form 10-KSB/A2, pages 10 and 21 of the enclosed amended Form 10-Q for the quarter ended March 31, 2005, pages 10 and 21 of the enclosed amended Form 10-Q for the quarter ended June 30, 2005, and page 12 and pages 22 and 23 of the enclosed amended Form 10-Q for the quarter ended September 30, 2005.

13.

Please be advised that following further consideration of the guidance under Convertible Financial Instruments in SFAS 133 and EITF 00-19, the Company has concluded as follows:

(a)

Warrants

i)

Warrants related to the provision of services by non-employees or to the various placements of common equity were considered to be freestanding warrants, as defined in paragraph 2 of EITF 00-19.

ii)

The provisions of the various warrant agreements require either physical settlement or net-share settlement, as defined by paragraph 1 of EITF 00-19.

iii)

The warrant agreements contain no provisions for liquidated damages or registration rights.

iv)

Under paragraph 9 of EITF 00-19, the freestanding warrants should be initially and subsequently accounted for as equity.

v)

The fair value of these warrants was estimated utilizing the Black-Scholes model.

vi)

The fair value was recognized as an expense (services provided not involving an equity transaction) in the period the warrants were issued.

vii)

The fair value was recognized as a reduction in additional paid in capital (services incrementally related to raising common equity).

viii)

Detachable warrants related to equity transactions were recognized on a relative fair value basis, pursuant to APB Opinion No. 14.  The fair value of the detachable warrants was measured using the Black-Scholes model and the fair value of the common stock was based on the stock’s closing price on the transaction date.  These amounts were aggregated; the proceeds of the offering were then allocated on a relative fair value basis.

ix)

The relative fair value of the detachable warrants related to common stock offerings have been re-measured and adjusted as set forth in Exhibit A, pages 1 and 2.

(b)

Reclassification of Freestanding Warrants to Liability

(i)

At December 31, 2003, the number of authorized, but unissued, shares was insufficient to satisfy the maximum number of common shares that could be required to settle various contracts related to common stock.  Included in these various contracts are the freestanding warrants, employee and non-employee stock options, and the conversion requirements of the convertible preferred stock and convertible notes.

(ii)

As the lack of sufficient authorized shares to execute freestanding contracts (i.e. warrants) is one of the conditions specifically referred to in EITF 00-19 requiring liability classification at December 31, 2003, therefore, the fair value of all freestanding warrants has been reclassified to a liability. As indicated in Note 2 Restatement of Financial Statements of the consolidated financial statements for 2003 and 2004 and related tables and under the caption “Restatement” in Item 6. Management’s Discussion and Analysis or Plan of Operations in the enclosed 2003 and 2004 Forms 10-KSB/A2, the Company restated its consolidated financial statements to reflect the warrants as a liability as of December 31, 2003.  Also, see “Reclassification from Permanent Equity to Derivative Liability, Warrants Issued to a Placement Agent and Convertible Noteholders and Others, Resulting form Insufficient Authorized and Unissued Shares of Common Stock” included in the notes to the unaudited consolidated financial statements in the enclosed amended   Forms 10-Q for the quarters ended March 31, 2005, June 30, and September 30, 2005.  See pages 33 and 72 of the enclosed 2003 Form 10-KSB/A2, and page 25 of the enclosed 2004 Form 10-KSB/A2.

(c)

Convertible Preferred Stock

(i)

Paragraph 11(a) of SFAS 133 provides a scope exception in cases where contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

(ii)

Management believes that bifurcation is not required under SFAS 133 as the convertible preferred stock meets the requirements of the closely and clearly related criterion subject to the above scope exception.

(d)

Convertible Notes

(i)

Bifurcation is required under SFAS 133, as the three criteria for bifurcation of an embedded derivative under paragraph 12 have been met:

(1)

The common stock subject to the conversion option is not clearly and closely related to the economic characteristics of the notes.

(2)

The convertible note contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur.

(3)

The embedded conversion option is indexed to the Company’s common stock; however, the instrument is not classified as equity because the instrument does not meet the definition of conventional convertible debt under EITF 00-19, paragraph 4.

(ii)

The convertible notes cannot be classified as equity because they do not meet the requirements of paragraphs 20, 30, 31 & 32 of EITF 00-19.  The embedded conversion option/conversion feature must be reported as a derivative liability and accounted for at fair value each reporting period as required by SFAS 133.  See Exhibit B, C and D attached hereto relating to the convertible notes issued by the Company.

As indicated in Note 2 Restatement of Financial Statements to the consolidated financial statements for 2003 and 2004 and related tables and under the caption “Restatement” in Item 6. Management’s Discussion and Analysis or Plan of Operations in the enclosed 2003 and 2004 Forms 10-KSB/A2, the Company restated its consolidated financial statements to bifurcate the conversion feature of the note from its host contract. See pages 33 and 73 of the enclosed 2003 Form 10-KSB/A2 and pages 25 and 65 of the enclosed 2004 Form 10-KSB/A2.

14.

In connection with the reverse acquisition of the Company by RJL Marketing Services Inc. (“RJL”), three employees of RJL (who become employees of the Company upon closing of the reverse acquisition) purchased an aggregate of 1,000,000 shares of common stock for aggregate proceeds of $500,000 at the time of closing of the reverse acquisition. Prior management of the Company required such investment as a condition to closing of the reverse acquisition and the purchase price of such securities was negotiated at arms-length between such prior management and such individuals.  In subsequent private placements of the Company’s securities for cash, to the knowledge of the Company, no employee or related party purchased any securities.  As disclosed in the Company’s filings, it has conducted certain private placements to fund acquisitions, product development, marketing and sales costs, acquisitions, and for general working capital purposes.  The price and other terms of the securities sold by the Company to an investor in a “direct investment” were upon terms negotiated between the Company and each such investor.  The price and other terms of the securities sold in transactions effected by the placement agents engaged by the Company to conduct such placements reflected the nature and status of development of the business of the Company, the market price of the Company’s common stock on or before the date of the commencement of such offerings, the limited market for and price volatility of the Company’s securities, the Company’s capital requirements, the experience of management, and that investors would be acquiring “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended.

15.

With regard to the Company’s impairment of its DEVision product, please be advised of the following facts and analysis:

(a)

Management of the Company believed, and continues to believe, that DEVision was technologically feasible on the date of its acquisition.  Other than the development of an interface to FlowPoint, there was no further development activity required.

(b)

As discussed in more detail in the responses to comments 7 and 8 above, the Company determined that the incremental net realizable value of DEVision was negligible (i.e. “had no standalone market resale value”) as of  December 31, 2004.

(c)

 In January 2004, the Company determined that DEVision could be incorporated into the FlowPoint product and completed the integration in November 2004.

(d)

As discussed in more detail in responses to comments 7 and 8 above, following the Company’s acquisition of Wise Systems and culminating in December 2004, management determined that DEVision, a component product of our FlowPoint software as of November, 2004, would produce negligible incremental net realizable value.

(e)

Based upon the Company’s assessment of DEVision, the Company noted the following in its determination of impairment:

(i)

DEVision is not a software component that every prospective customer would need to purchase;

(ii)

only those customers purchasing the PACS software would have a need;

(iii)

sales of the PACS software were projected to occur in about 30% of our product sales (70% of the time it would be the RIS system only, 30% of the time it would be the combined RIS and PACS system); and

(iv)

Of the PACS systems sold, only those customers with large imaging operations would require the DEVision compression technology capability.

(f)

In the Company’s modeling, it projected the Company would sell approximately 13 copies of the DEVision product over the next five years at a price per copy of $5,000.

(g)

Further, the Company assumed a cost of sales of 18% of the sales price.

(h)

A five-year undiscounted cash flow model of DEVision produced cash flow in the amount of approximately $53,000.

(i)

Management considered this amount to be negligible and elected to impair the entire asset.

16.

Please be advised that the DEVision software asset was being held for future incorporation into the Wise System RIS/PACS product.  After completion of the Wise Systems acquisition in July 2004, and the subsequent additional marketing research and sales efforts concluding in the fourth quarter of 2004, we realized that our expectation of being able to substantially market the DEVision compression technology would not be realized due to the complexity of the healthcare industry. Therefore, we made an assessment of the DEVision software based on the following financial assumptions:

(a)

13 projected sales over five years;

(b)

$5,000/sale; and

(c)

18% cost of making the sales.

The Company concluded at that time, based on then available market information, that DEVision was substantially impaired as of December 31, 2004, and the net realizable value was only $53,000 (an amount management decided to include in the impairment).

17.

In view of the guidance in EITF Topic D-98, the Company has reclassified the value of the 587,000 shares of common stock issued in connection with the acquisition of certain assets from Difference Engines Corporation (“DEC”) from permanent equity to temporary equity (liability) based on the redemption valuation (prior 20-day average closing price).  In the absence of retained earnings, the Company has reduced APIC to offset the establishment of the liability.  On the date of issuance and during the two year lock up period following the date of such issuance, the securities were redeemable and management believed that the probability that they would become redeemable is low.  In March 2005 and June 2005, the Company waived certain lock-up restrictions with regard to an aggregate of 58,700 and 50,000, respectively, of the shares of common stock issued in connection with the acquisition of the assets from DEC to permit the resale thereof.  For the periods ended March 31 and June 30, 2005, the Company has reclassified from temporary equity to permanent equity the fair market value of the securities sold, 58,700 and 18,000 respectively, based on the prior 20-day average closing price, at each balance sheet date.  Such sales were confirmed in writing by each such stockholder.

As indicated in Note 2 Restatement of Financial Statements in the consolidated financial statements for 2003 and 2004 and related tables and under the caption “Restatement” in Item 6. Management’s Discussion and Analysis or Plan of Operations, in the enclosed 2003 and 2004 Forms 10-KSB/A2, the Company restated the financial statements to reflect the redemption feature as temporary equity.  See pages 7 and 32 of the enclosed 2003 Form 10-KSB/A2, pages 8 and 25 of the enclosed 2004 Form 10-KSB/A2 and pages 9, 9, and 10, respectively, of the enclosed amended Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005.

18.

Management of the Company valued the Wise Systems Asset based upon the net present value of projected net realizable value from sales of the product.    Attached hereto as Exhibit E, is the schedule setting forth the Company’s Net Present Value calculation and the assumptions underlying such calculation.

19.

Please be advised that other identifiable intangible assets did not exist.  This conclusion is based upon the following facts:

(a)

Products are now sold worldwide under Guardian Healthcare, not Wise Systems.

(b)

Product is now called FlowPoint, not Wise’s Radwise.

(c)

There are no ongoing contracts with customers.

(d)

The internet domain is Guardian’s, not Wise’s.

(e)

There are no copyrights, trademarks, or patents.

(f)

While the language used in the original response refers to general types of goodwill, it was not intended to indicate that any specifically identifiable intangible assets existed outside of goodwill.

20.

Please be advised that the Wise acquisition was completed July 2004.  During December 2004, management of the Company reviewed the business plan for the development of the healthcare business.  From this plan, projections were developed from information gathered and knowledge acquired during the fourth quarter of 2004. Projections were completed in April 2005, and are set forth in a schedule attached as Exhibit E.  The material differences between our projections and actual results for 2005 can be attributed to several factors:

(a)

The Company started hiring a U.S. sales force in April 2005.

(b)

The Company’s sales cycle for its products has proven longer than originally estimated.

(c)

The Company has signed several contracts in 2005 that are in various stages of implementation and customer acceptance.

(d)

The time required to establish a “referenceable” customer base.

21.

The references to “net loss after adjustment” and “adjusted net loss” have been deleted from the Form 10-KSB/A2 for the year ended December 31, 2004, and amended Forms 10-Q for the quarters ended March 31 and June 30, 2005.  See Liquidity and Capital Resources on page 32 of the enclosed 2004 Form 10-KSB/A2; and page 22 of the enclosed amended Forms 10-Q for the quarters ended March 31 and June 30, 2005.

22.

Comment noted.  Please see response to comment 21, above.  Also, please be advised that the Company does not propose to disclose or use the non-GAAP measure “adjusted net loss” or “net loss after adjustment” in future filings, press releases or other disclosures.

23.

Please be advised that, in view of the restatement of the Company’s unaudited consolidated financial statements for the quarter ended June 30, 2005 (and prior periods), the disclosures included under Part I, Item 4. Controls and Procedures of the amended Form 10-Q for the quarter ended June 30, 2005, have been revised.  See  Item 4. Controls and Procedures on page 34 of the enclosed amended Form 10-Q for the quarter ended June 30, 2005.

24.

Please see response to comment 23, above.

25.

Please be advised that:

(a)

The sale of the Company’s software to EGC is not expected to contain plant, property, or equipment.  Paragraph .04 of SOP 97-2 does not appear to have relevance to the EGC Agreement.  However, we do believe that accounting for these software arrangements falls within the scope of SOP 97-2. The contractual arrangement with EGC will not require significant production, modification, or customization of the Company’s software.  Revenue under these arrangements (rental and lease to own licenses) will be deferred and recognized when all of the following criteria have been met;

(i)

Persuasive evidence of an arrangement exists – EGC purchase order,

(ii)

Delivery has occurred – EGC provides evidence that implementation has commenced;

(iii)

Collectibility is probable – the Company has the right to reject any purchase after review of client’s financial statements and review of appropriate credit information; and

(iv)

Fee is fixed or determinable – in accordance with paragraph .08 of SOP 97-2, the Company will recognize revenue as payments are received, as the majority of the licensing fees will not be due until after twelve months.

(b)

Please be advised that the Company expects the Rental Licenses and Lease to Ownership Licenses will be entered into between EGC and each end-user.

(c)

Comment complied with.  See Exhibit 10.58 EGC (distributor agreement dated March 30, 2004 between Registrant and EGC International Corporation) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Please be advised that an inadvertent error occurred in the Edgar-filing of Appendix A to the EGC Distributor Agreement.

(d)

Please see disclosure under “Sales, Marketing and Distribution” in Item 1. Business of the Company’s Form 10-K for the year ended December 31, 2005, for a discussion of the EGC Distributor Agreement. Please be advised that the minimum revenue attainment and penalty provisions of Section 8.F of the agreement commence with the twelve month period commencing six months after the effective date of the agreement.  The agreement became effective March 30, 2005, and the first such twelve month measurement period commenced October 1, 2005, i.e., during the fourth quarter of 2005.  As of December 31, 2005, through the date of this letter, the Company has not received any revenues under the EGC Distributor Agreement and, as of the date hereof, management is not able to predict with any reasonable certainty whether any sales of its products will be made pursuant to the terms of the EGC Distributor Agreement.

* * *

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Ms. Tamara Tangen

Staff Accountant, SEC

(With enclosures and attachments)

Attachments:

Exhibit A (2 pages):	Calculation of relative fair value of detachable warrants related to common stock offerings
Exhibits B, C and D:	Calculations of bifurcation of convertible notes
Exhibits E:	Net Realizable Value of Wise Systems Acquired Software.